Independent Auditors' Consent



The Board of Directors
Total System Services, Inc.


We consent to the incorporation by reference in the Registration Statements (No. 2-92497 and No. 33-1736) on Form S-8 and (No. 33-52258) on Form S-3 of Total System Services, Inc. of our report dated January 26, 1996, relating to the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the Total System Services, Inc. 1995 Annual Report to Shareholders and is incorporated by reference in the 1995 Annual Report on Form 1O-K of Total System Services, Inc.


                                        KPMG PEAT MARWICK LLP





Atlanta, Georgia
Match 18, 1996




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